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                              November 17, 2022

       David Hytha
       Chief Financial Officer
       Crypto 1 Acquisition Corp
       1221 Brickell Avenue, Suite 900
       Miami, FL 33131

                                                        Re: Crypto 1
Acquisition Corp
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-41124

       Dear David Hytha:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Notes to Financial Statements
       Note 8 - Warrants, page F-15

   1. We note you have classified the 8,150,000 private placements warrants as equity. Please provide us with your
analysis under ASC 815-40 to support your accounting treatment for these warrants. As part
of your analysis, please address whether there are any terms or provisions in the
warrant agreement that provide for potential changes to the settlement amounts that are
dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those
provisions in accordance with the guidance in ASC 815-40. Your response should
address, but not be limited to, your disclosure that "the Private Placement
                                                        Warrants will be
exercisable for cash or on a cashless basis, at the holder   s option, and be
                                                        non-redeemable so long
as they are held by the initial purchasers or their permitted transferees."
 David Hytha
Crypto 1 Acquisition Corp
November 17, 2022
Page 2
General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,
FirstName LastNameDavid Hytha
                                                            Division of
Corporation Finance
Comapany NameCrypto 1 Acquisition Corp
                                                            Office of Real
Estate & Construction
November 17, 2022 Page 2
cc:       Jonathan Talcott
FirstName LastName